SUMMARY

The following discussion reviews the results of operations and assesses the financial condition of SNB Bancshares, Inc. ("SNB") in Macon, Georgia for each of the five most recent years ended December 31, 1999. This discussion should be read in conjunction with the company's consolidated financial statements and accompanying notes.

SNB is a Georgia corporation formed to act as a bank holding company for Security Bank of Bibb County (formerly Security National Bank) ("SB-Bibb") under the federal Bank Holding Company Act of 1956, as amended, and the bank holding company laws of Georgia. SNB was incorporated on February 10, 1994 at the instruction of management of SB-Bibb. At a special meeting of the shareholders of SB-Bibb on August 2, 1994, the shareholders of SB-Bibb voted in favor of a plan of reorganization and agreement of merger pursuant to which SB-Bibb became a wholly owned subsidiary of SNB. The reorganization was effective on September 30, 1994, as a result of which the shares of common stock of SB-Bibb then issued and outstanding were converted into shares of the common stock of SNB. SB-Bibb has operated as a wholly owned subsidiary of SNB since that time, although the functions and business of SB-Bibb, its Board of Directors, staff and physical office locations underwent no changes as a result of the reorganization .

SB-Bibb is a state-chartered bank that engages in the commercial banking business primarily in Bibb County, Georgia. SB-Bibb commenced operations on November 4, 1988. The bank now operates six full service offices in Macon, Georgia, and has mortgage loan offices in Warner Robins and Macon, Georgia. On March 1, 1999, the bank converted its banking charter from a national to a state charter, and changed its name from Security National Bank to Security Bank of Bibb County.

On August 8, 1998, SNB acquired a 100% interest in Crossroads Bancshares, Inc., the parent holding company of Crossroads Bank of Georgia in Perry and Warner Robins, Georgia. The two companies merged in a pooling of interests stock swap transaction, and accordingly, all prior financial information shown below has been restated as if this business combination had always existed. The parent company of Crossroads Bank was subsequently dissolved. On June 3, 1999, Crossroads Bank changed its name to Security Bank of Houston County ("SB-Houston") and now operates as a wholly owned subsidiary of SNB.

Substantially all of the business of SNB is conducted through its two subsidiary banks. Both banks offer a full range of deposit products, lending services including a specialized mortgage division, Internet banking, automated teller machines, safe deposit, credit cards, night depositories, and other services for the convenience of its customers, who mainly reside in Bibb and Houston Counties. As of December 31, 1999, SNB had 130 employees on a full-time equivalent basis.

The following table illustrates selected key financial data of SNB for each of the past five years.

TABLE 1
SELECTED FIVE YEAR FINANCIAL DATA
(Dollars in thousands, except per share data
and number of shares)
		Years Ended December 31,
INCOME	1999	1998	1997	1996	1995
STATEMENT:
Interest Income	$20,402	$18,630	$16,969	$14,787	$11,847
Interest Expense	8,427	7,895	7,345	6,613	5,495
Net Interest Income	11,975	10,735	9,624	8,174	6,352
Provision for Loan Losses	736	636	505	320	219
Other Income	3,072	2,558	1,830	1,418	1,377
Other Expense	9,537	8,947	7,119	5,788	4,611
Income Before Tax	4,774	3,710	3,830	3,484	2,899
Income Taxes	1,529	1,383	1,223	1,091	900
Net Income	$3,245	$2,327	$2,607	$2,393	$1,999

PER SHARE (a):
Earnings Per Common Share:
Basic	$0.97	$0.73	$0.88	$0.94	$0.90
Diluted	0.96	0.69	0.80	0.83	0.79
Cash Dividends Paid	0.26	.22	0.16	0.15	0.13
Weighted Average Shares	3,340,624	3,185,014	2,950,611	2,551,037	2,231,011

RATIOS:
Return on Average Assets	1.27%	1.04%	1.30%	1.40%	1.43%
Return on Average Equity	12.08%	9.41%	12.17%	15.11%	16.90%
Dividend Payout Ratio	26.25%	30.26%	17.95%	15.58%	15.00%
Average Equity to Average Assets	10.52%	11.08%	10.60%	9.29%	8.47%
Net Interest Margin	5.22%	5.35%	5.42%	5.33%	5.17%

BALANCE SHEET:
(at end of period)
Assets	$283,483	$253,006	$216,393	$204,061	$164,311
Investment Securities	45,087	39,301	41,233	46,768	47,869
Loans, Net of Income	207,430	179,162	145,484	124,004	96,959
Reserve for Loan Losses	2,327	2,070	1,861	1,759	1,451
Deposits	237,418	217,778	188,807	176,899	144,695
Stockholders' Equity	27,472	25,736	22,750	20,063	12,961
Shares Outstanding	3,340,624	3,340,624	2,970,274	2,501,595	1,446,743

  All per share amounts have been restated to apply SFAS 128 - "Earnings Per Share". Per share data for all periods have been retroactively restated for a 20% stock split on March 20, 1995, a 100% stock split on June 1, 1996, and a 25% stock split on September 25, 1997. All stock splits were effected in the form of dividends.

Consolidated total assets of $283.5 million at December 31, 1999 were up by $30.5 million, or 12.0%, over total assets at December 31, 1998. Total assets of $253.0 million at December 31, 1998 were up by $36.6 million, or 16.9%, over total consolidated assets at December 31, 1997. On average the balance sheet grew by 14.2% during 1999 and 11.2% during 1998. These growth rates are generally higher than the economic growth statistics for the company's middle Georgia market area. SNB's above average growth trends are attributed to recent industry consolidations and restructuring efforts of the larger super regional banks in the area, SNB's broader coverage of the geographic area through its expanded branch network, and the momentum and synergies from the 1998 merger transaction with SB-Houston.

The following tables present condensed average balance sheets for the periods indicated, and the percentages of each of these categories to total average assets for each period.

TABLE 2
AVERAGE BALANCE SHEETS
(Amounts in 1000s)
		Years Ended December 31
	1999	%	1998	%	1997	%
ASSETS:
Cash & Due From Banks	$12,192	4.8%	$9,557	4.2%	$9,320	4.6%
Time Deposits-Other Banks	20	0.0%	15	0.0%	20	0.0%
Federal Funds Sold	4,204	1.6%	8,113	3.6%	11,215	5.6%
Taxable Investment Securities	30,029	11.8%	28,299	12.7%	26,897	13.4%
Non-Taxable Inv. Securities	7,640	3.0%	8,479	3.8%	9,895	4.9%
Market Adjustment-Securities	(162)	-0.1%	213	0.1%	(92)	0.0%
Loans, Net of Interest	191,768	75.1%	160,543	71.8%	135,761	67.5%
Allowance for Loan Losses	(2,233)	-0.9%	(1,981)	-0.9%	(1,856)	-0.9%
Bank Premises & Equipment	7,993	3.1%	6,670	3.0%	5,908	2.9%
Other Real Estate	426	0.2%	598	0.3%	844	0.4%
Other Assets	3,534	1.4%	3,183	1.4%	3,219	1.6%
TOTAL ASSETS	$255,411	100.0%	$223,689	100.0%	$201,131	100.0%

LIABILITIES & STOCKHOLDERS' EQUITY:
Deposits:
Non-Interest Bearing	$39,414	15.4%	$34,728	15.5%	$29,510	14.7%
Interest Bearing	177,779	69.6%	156,492	70.0%	144,883	72.0%
Federal Funds Purchased and
Repurchase Agreements Sold	4,518	1.8%	2,083	0.9%	486	0.2%
Demand Notes-US Treasury	676	0.3%	802	0.4%	487	0.2%
Other Borrowed Money-FHLB	3,340	1.3%	2,461	1.1%	1,612	0.8%
Obligations under Capital Leases	159	0.1%	211	0.1%	236	0.1%
Other Liabilities	2,665	1.0%	2,138	1.0%	2,597	1.3%
Total Liabilities	228,549	89.5%	198,915	88.9%	179,811	89.4%
Common Stock	3,341	1.3%	2,623	1.2%	2,661	1.3%
Surplus	12,613	4.9%	10,906	4.9%	11,664	5.8%
Undivided Profits	10,908	4.3%	11,245	5.0%	6,994	3.5%
Total Stockholders' Equity	26,862	10.5%	24,774	11.1%	21,319	10.6%
TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	$255,411	100.0%	$223,689	100.0%	$201,131	100.0%

Loans

The banks' loan portfolio constitutes the major interest-earning asset of SNB. To analyze prospective loans, management assesses the company's objectives for both credit quality and interest rate pricing to determine whether to extend a loan and the appropriate rate of interest for each loan. The loan portfolio is concentrated in various commercial, real estate and consumer loans to individuals and entities located in middle Georgia. Accordingly, the ultimate collectibility of the loans is largely dependent upon economic conditions in the middle Georgia area. The local economy is generally stable.

Loans net of unearned income of $207.4 million and $179.2 million at December 31, 1999 and 1998 amounted to 73.2% and 70.8% of total assets, and 87.4% and 82.3% of deposits. The average yields generated by interest and fees from the loan portfolio amounted to 9.38% during 1999, compared to 10.02% during 1998, and 10.52% during 1997. SNB's reserve for loan losses as a percentage of outstanding loans amounted to 1.12% at December 31, 1999, compared to 1.16% and 1.28% December 31, 1998 and 1997.

The following table presents the amount of loans outstanding by category, both in dollars and in percentages of the total portfolio, at the end of each of the past five years.
TABLE 3
LOANS BY TYPE
(In Thousands)	December 31
	1999	1998	1997	1996	1995
Commercial, Financial and Agricultural	$44,193	$37,906	$34,798	$24,446	$19,319
Real Estate-Construction	16,198	17,606	6,943	9,714	7,641
Real Estate-Mortgage:
Mortgage Loans Held for Sale	2,642	3,121	1,181	0	0
Other Mortgage	126,937	103,159	88,027	77,047	60,285
Loans to Individuals	17,580	17,502	14,683	12,797	9,701
Total Loans	207,550	179,294	145,632	124,004	96,946
Unearned Income	(120)	(132)	(147)	(175)	(186)
Total Net Loans	$207,430	$179,162	$145,485	$123,829	$96,760

Percentage of Total Portfolio
Commercial, Financial and Agricultural	21.3%	21.2%	23.9%	19.7%	20.0%
Real Estate-Construction	7.8%	9.8%	4.8%	7.8%	7.9%
Real Estate-Mortgage
Mortgage Loans Held for Sale	1.3%	1.7%	0.8%	0.0%	0.0%
Other Mortgage	61.2%	57.6%	60.5%	62.2%	62.3%
Loans to Individuals	8.5%	9.8%	10.1%	10.3%	10.0%
Total Loans	100.1%	100.1%	100.1%	100.1%	100.2%
Unearned Income	-0.1%	-0.1%	-0.1%	-0.1%	-0.2%
Total Net Loans	100.0%	100.0%	100.0%	100.0%	100.0%

The following table provides information on the maturity distribution of selected categories of the loan portfolio and certain interest sensitivity data as of December 31, 1999.
TABLE 4
LOAN MATURITY DISTRIBUTION AND INTEREST SENSITIVITY
(In Thousands)
	December 31, 1999
	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Selected loan categories:
Commercial, financial and agricultural	$18,372	$18,584	$7,237	$44,193
Real estate-construction	15,388	810	0	16,198
Total	$33,760	$19,394	$7,237	$60,391

Loans shown above due after one year:
Having predetermined interest rates				$15,979
Having floating interest rates				10,652
Total				$26,631

Investment Securities

The investment securities portfolio is another major interest earning asset and consists of debt and equity securities categorized as either Available for Sale or Held to Maturity. These securities provide SNB with a source of liquidity and a stable source of income. The investment portfolio provides a resource to help balance interest rate risk and credit risk related to the loan portfolio.

As of December 31, 1999, the securities portfolio amounted to $45.1 million, or 15.9% of total assets, compared to $39.3 million, or 15.5% of assets at December 31, 1998. The minimal change in investment portfolio size relative to the balance sheet reflects the general growth in the balance sheet. Over recent years, more assets have been deployed in the loan portfolio rather than in investment securities to produce greater yields.

The average tax equivalent yield on the portfolio, excluding the impact of SFAS No. 115 market value adjustments for unrealized gains and losses on Available For Sale securities, was 6.36% for the year 1999 versus 6.27% in 1998. During the year 1999, the investment securities portfolio, excluding unrealized gains and losses, represented 16.1% of average earning assets and 14.7% of average total assets. During 1998, the portfolio averaged 17.9% of earning assets and 16.4% of total assets. This decrease is attributable to the growth in overall earning assets, particularly loan growth.

At December 31, 1999, the major portfolio components, based on amortized or accreted cost, included 2.2% in U. S. Treasury securities, 75.6% in U. S. agency obligations, 18.9% in state, county and municipal bonds and 3.4% in stocks of the Federal Reserve Bank, the Federal Home Loan Bank and a bankers' bank. On December 31, 1999, the market value of the total bond portfolio as a percentage of the book value was 98.5%, down from 101.1% a year earlier. As of December 31, 1999, the entire investment securities portfolio had gross unrealized gains of $116,367 and gross unrealized losses of ($790,656), for a net unrealized loss of ($674,289). As of December 31, 1998, the portfolio had a net unrealized gain of $431,752. In accordance with SFAS No. 115, stockholders' equity included net unrealized losses of ($458,627) for December 31, 1999 and net unrealized gains of $197,917 for December 31, 1998 recorded on the Available for Sale portfolio, net of deferred tax effects. No trading account has been established by SNB and none is anticipated.

The following table summarizes the Available for Sale and Held to Maturity investment securities portfolios as of December 31, 1999, 1998 and 1997. Available for Sale securities are shown at fair value, while Held to Maturity securities are shown at amortized or accreted cost.
TABLE 5
INVESTMENT SECURITIES
(In Thousands)	December 31
	1999	1998	1997
Securities Available for Sale
U. S. Treasury	$998	$4,087	$4,070
U. S. Government Agencies
Mortgage-Backed	10,945	6,725	3,005
Other	22,973	19,495	23,012
State, County & Municipal	5,662	4,010	4,621
Other Investments	1,598	831	793
	$42,176	$35,148	$35,501
Securities Held to Maturity
U. S. Treasury	$0	$0	$0
U. S. Government Agencies
Mortgage-Backed	0	0	0
Other	0	0	500
State, County & Municipal	2,911	4,153	5,232
Other Investments	0	0	0
	$2,911	$4,153	$5,732
Total Investment Securities
U. S. Treasury	$998	$4,087	$4,070
U. S. Government Agencies
Mortgage-Backed	10,945	6,725	3,005
Other	22,973	19,495	23,512
State, County & Municipal	8,573	8,163	9,853
Other Investments	1,598	831	793
	$45,087	$39,301	$41,233

The following tables illustrate the contractual maturities and weighted average yields of investment securities held at December 31, 1999. Expected maturities will differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties. No prepayment assumptions have been estimated in the table. The weighted average yields are calculated on the basis of the amortized cost and effective yields of each security weighted for the scheduled maturity of each security. The yield on state, county and municipal securities is computed on a taxable equivalent basis using a statutory federal income tax rate of 34%.

TABLE 6
MATURITIES OF INVESTMENT SECURITIES AND AVERAGE YIELDS
(In Thousands)
	Investment Securities
	Held To Maturity			Available for Sale
December 31, 1999	Carrying Value	Average Yield	Fair Value	Carrying Value	Average Yield	Fair Value
U.S. Treasury:
Within 1 Year	$0	0.00%	$0	$995	6.22%	$998
1 to 5 Years	0	0.00%	0	0	0.00%	0
5 to 10 Years	0	0.00%	0	0	0.00%	0
More Than 10 Years	0	0.00%	0	0	0.00%	0
	$0	0.00%	$0	$995	6.22%	$998
Mortgage-Backed
Government Agencies:
Within 1 Year	$0	0.00%	$0	$0	0.00%	$0
1 to 5 Years	0	0.00%	0	103	5.91%	102
5 to 10 Years	0	0.00%	0	1,925	6.21%	1,887
More Than 10 Years	0	0.00%	0	2,181	7.08%	1,997
	$0	0.00%	$0	$4,209	6.65%	$3,986
Other U.S. Government
Agencies:
Within 1 Year	$0	0.00%	$0	$6,500	5.09%	$6,479
1 to 5 Years	0	0.00%	0	9,978	6.06%	9,793
5 to 10 Years	0	0.00%	0	6,950	6.17%	6,706
More Than 10 Years	0	0.00%	0	6,959	5.70%	6,954
	$0	0.00%	$0	$30,387	5.80%	$29,932
State, County and Municipal:
Within 1 Year	$616	9.75%	$623	$560	5.81%	$561
1 to 5 Years	1,542	8.75%	1,555	1,565	7.75%	1,561
5 to 10 Years	753	7.56%	754	2,803	7.11%	2,778
More Than 10 Years	0	0.00%	0	810	7.05%	762
	$2,911	8.27%	$2,932	$5,738	7.15%	$5,662
Other Investments:
Within 1 Year	$0	0.00%	$0	$0	0.00%	$0
1 to 5 Years	0	0.00%	0	0	0.00%	0
5 to 10 Years	0	0.00%	0	0	0.00%	0
More Than 10 Years	0	0.00%	0	1,542	7.31%	1,598
	$0	0.00%	$0	$1,542	7.31%	$1,598
Total Securities:
Within 1 Year	$616	9.75%	$623	$8,050	5.28%	$8,038
1 to 5 Years	1,542	8.75%	1,555	11,646	6.29%	11,456
5 to 10 Years	753	7.56%	754	11,678	6.40%	11,371
More Than 10 Years	0	0.00%	0	11,492	6.27%	11,311
	$2,911	8.27%	$2,932	$42,871	6.13%	$42,176

As of December 31, 1999 and 1998, SNB had no holdings of securities of a single issuer in which the aggregate book value and aggregate market value of the securities exceeded ten percent of stockholders' equity, with the exception of U. S. Treasury and U. S. Government Agencies securities.

Other Assets

SNB holds additional earning assets in overnight Federal Funds Sold. These balances amounted to $6.1 million and $10.7 million as of December 31, 1999 and 1998, respectively. Balances in non-earning assets are comprised of cash and correspondent bank balances, fixed assets, income receivable on loans and investments and other miscellaneous assets. Management works to minimize non-earning asset balances in order to maximize profit potential. Non-earning assets represented 9.6% of the balance sheet as of December 31, 1999, and 10.2% as of December 31, 1998.

Deposits

Deposits are SNB's primary liability and funding source. Total deposits as of December 31, 1999 were $237.4 million, up 9.0% from $217.8 million at December 31, 1998. Average deposits in 1999 were $217.2 million, up 13.6% from $191.2 million during 1998. The average cost of deposits, with non-interest checking accounts factored in, was 3.69% during 1999, down from 3.96% during 1998 and 4.10% in 1997. The decreases are attributed to an improved deposit mix, with more relative balances in NOW accounts and non-interest checking, plus declining rates paid on interest checking and savings account balances.

During 1999, 18.1% of average deposits were held in non-interest bearing checking accounts, 26.8% were in lower yielding interest bearing transaction and savings accounts, and 55.1% were in time certificates with higher yields. Comparable average deposit mix percentages during 1998 were 18.1%, 27.6% and 54.3%, respectively. The banks' total interest expense on deposits and borrowed funds as a percentage of average earning assets was 3.61% during 1999, down from 3.83% during 1998 and 4.00% during 1997.

The following tables reflect average balances of deposit categories for the years 1999, 1998 and 1997.
TABLE 7
AVERAGE DEPOSITS
(In Thousands)		Years Ended December 31
	1999	%	1998	%	1997	%
Non-Interest Bearing
Demand Deposits	$39,414	18.1%	$34,728	18.1%	$29,510	16.9%
Interest Bearing Demand Deposits	19,456	9.0%	17,707	9.3%	15,690	9.0%
Money Market Accounts	32,151	14.8%	28,799	15.1%	24,721	14.2%
Savings Deposits	6,464	3.0%	6,081	3.2%	6,086	3.5%
Time Deposits of $100,000 or More	26,525	12.2%	24,637	12.9%	23,435	13.4%
Other Time Deposits	93,182	42.9%	79,268	41.4%	74,951	43.0%
	$217,192	100.0%	$191,220	100.0%	$174,393	100.0%

The following table summarizes the maturities of time deposits of $100,000 or more as of December 31, 1999, 1998 and 1997. SNB's large denomination time deposits are generally from customers within the local market area, therefore providing a greater degree of stability than is typically associated with this source of funds. SNB holds no foreign deposits and has no brokered deposits.

TABLE 8
MATURITY DISTRIBUTION OF TIME DEPOSITS OF $100,000 OR MORE
(In Thousands)
	December 31
As of the End of Period:	1999	1998	1997
3 Months or Less	$10,531	$9,662	$6,258
Over 3 Months through 6 Months	9,198	3,934	3,185
Over 6 Months through 12 Months	5,046	7,869	6,371
Over 12 Months	7,125	5,590	6,344
	$31,900	$27,055	$22,158

Borrowed Money

Other interest bearing sources of funds at December 31, 1999 totaled $15.8 million, including $6.1 million in various advance agreements from the Federal Home Loan Bank (FHLB) under the fixed and principal reducing credit programs. Demand Notes to the U. S. Treasury of $0.4 million represented accumulated federal tax deposit payments through the Treasury Department's note option program. Federal funds purchased and securities sold under agreements to repurchase amounted to $9.2 million, and a capital lease obligation amounted to $0.1 million. Reliance on other borrowed money as a funding source increased on average from $5.6 million during 1998 to $8.7 million during 1999 due to an increase in the use of repurchase agreements to accommodate customers who want an alternative liquid investment, and an increase in the use of FHLB notes to match against the company's longer term assets. The cost of non-deposit borrowed money components averaged 4.70% in 1999, down from 5.51% in 1998.

Other interest bearing sources of funds at December 31, 1998 totaled $6.4 million, up from $2.6 million at December 31, 1997. Of the 1998 balance, $3.1 million consisted of FHLB notes, $0.3 million was in treasury, tax and loan note balances, $2.8 million was in federal funds purchased and securities sold under agreements to repurchase, and $0.2 million was in capital lease obligations.

Other Liabilities

Other liabilities of $2.8 million at December 31, 1999 and $3.1 million at December 31, 1998 consist of interest payable on deposits, federal income taxes payable and other accrued but unpaid expenses.

LIQUIDITY

SNB, primarily through the actions of its subsidiary banks, engages in liquidity management to ensure adequate cash flow for deposit withdrawals and credit commitments. Needs are met through loan repayments, net interest and fee income, and the sale or maturity of existing assets. In addition, liquidity is continuously provided through the acquisition of new deposits or the renewal of maturing deposits. Management monitors deposit flow and evaluates alternate pricing structures to retain and grow deposits as needed. Through various asset / liability management strategies, a balance is maintained among goals of liquidity, safety and earnings potential. Balances held in cash and correspondent banks are reviewed daily to maximize the federal funds investment position. Internal policies that are consistent with regulatory liquidity guidelines are monitored and enforced by the banks.

The investment portfolio provides a ready means to raise cash without loss if liquidity needs arise. As of December 31, 1999, SNB held $42.9 million in bonds, at amortized or accreted cost, in the Available for Sale portfolio, and $8.1 million of these bonds mature, or are callable, within a one-year period. At December 31, 1998, the Available for Sale portfolio amounted to $34.8 million, with $16.5 million maturing or callable within one year. Only marketable investment grade bonds are purchased. The banks from time to time invest in short term CDs at other banks, and generally maintain a net sold position in overnight federal funds.

Management continually monitors the relationship of loans to deposits as it relates to SNB's liquidity posture. SNB had ratios of loans to deposits of 87.4% as of December 31, 1999 and 82.3% at December 31, 1998, which were considered by management to be satisfactory levels for liquidity purposes. The stability of the banks' core deposit base is an important factor in the SNB's liquidity position. A heavy percentage of the deposit base is comprised of accounts of individuals and small businesses with comprehensive banking relationships and limited volatility. The banks have no brokered deposits. Additionally, only 50.0% of SNB's portfolio of investment securities was pledged at December 31, 1999 to secure deposits of public and governmental entities and for other purposes which require a pledge of the banks' assets, leaving almost half of the portfolio unencumbered for liquidity management.

At December 31, 1999 and 1998, the banks had $31.9 million and $27.1 million in certificates of deposit of $100,000 or more. Although these deposits represented 13.4% and 12.4% of respective total deposits, the majority of these large CDs are stable deposits of local individuals and small businesses. Management works to avoid reliance on volatile deposits that might lead to liquidity pressures. The parent company has an unsecured line of credit and the banks have established borrowing lines for federal funds through correspondent banks. The parent company has a large excess cash position from past common stock issues. Borrowing capacity also exists through the membership of the banks in the Federal Home Loan Bank program, and both banks have established access to national CD markets for deposit gathering through a bulletin board service if needed. Management believes that the various funding sources discussed above are adequate to meet the company's liquidity needs in the future without any material adverse impact on operating results.

CAPITAL RESOURCES AND DIVIDENDS

SNB has always placed great emphasis on maintaining a strong capital base and continues to exceed all minimum capital requirements. SNB's equity capital of $27.5 million at December 31, 1999 amounts to 9.7% of total assets, compared to 10.2% at December 31, 1998, and 10.5% at December 31, 1997. On average, the equity capital was 10.5% of assets during 1999, compared to 11.1% for 1998 and 10.6% for 1997.

Information discussed below has been adjusted for stock splits. In August, 1998, 846,743 new shares of the company's common stock were issued in connection with the pooling of interests stock swap merger with Crossroads Bancshares, Inc. Additionally, 1998 marked the expiration of the outstanding stock warrants held by the company's organizing directors and executive officers. During the past three years, the holders have completed the exercise of 449,700 warrants, generating a total of $1.5 million in new capital. There are no remaining founders' warrants outstanding.

Capital levels in 1996 and 1997 reflect an influx of $5.4 million in proceeds from the issuance of new stock in two different events. In September 1996, SNB issued a stock offering for the sale of 340,700 new shares of the company's common stock. The issue, which generated $3.6 million in new capital, was fully subscribed and successfully completed by February 1997. At the beginning of 1996, SNB issued an additional 203,500 shares of its common stock, primarily to newly elected directors and executive officers of the company. This action produced $1.8 million in new capital.

Principal uses of the strong capital base in recent years have been (a) sustaining the capital adequacy of the banks as they continue to grow at a steady pace, (b) expanding the company's presence in Macon and middle Georgia with more physical locations and improved delivery systems, (c) expanding into contiguous Houston County through the merger with SB-Houston and development of a mortgage loan division, and (d) enhancing corporate infrastructure support systems to manage SNB's new multi-bank environment. Additional acquisitions may occur in the future.

Regulators use a risk-adjusted calculation to aid them in their determination of capital adequacy by weighting assets based on the degree of risk associated with on- and off-balance sheet assets. The majority of these risk-weighted assets for the company are on-balance sheet assets in the form of loans. Small portions of risk-weighted assets are considered off-balance sheet assets comprised of letters of credit and loan commitments. Capital is categorized as either core (Tier 1) capital or supplementary (Tier 2) capital. Tier 1 capital consists primarily of stockholders' equity minus any intangible assets, while Tier 2 capital can consist of the reserve for loan losses up to certain limits, certain short term and other preferred stock and certain debt instruments.

Current regulatory standards require bank holding companies to maintain a minimum risk based capital ratio of qualifying total capital to risk weighted assets of 8.0%, with at least 4.0% of the capital consisting of Tier 1 capital, and a Tier 1 leverage ratio of at least 4.0%. Additionally, the regulatory agencies define a well-capitalized bank as one that has a leverage ratio of at least 5%, a Tier 1 capital ratio of at least 6%, and a total risk based capital ratio of at least 10%. SNB's capital ratios under these guidelines as of December 31, 1999 and 1998 are well above the levels for a well-capitalized bank as shown in the following table.
TABLE 9
CAPITAL RATIOS
(In Thousands)
			December 31
As of End of Period:			1999	1998
Tier 1 Capital:
Stockholders' Equity			$27,931	$25,538
Less Intangible Assets			0	0
Total Tier 1 Capital			27,931	25,538
Tier 2 Capital:
Eligible Portion of Reserve for Loan Losses			2,327	2,070
Subordinated and Other Qualifying Debt			0	0
Total Tier 2 Capital			2,327	2,070

Total Risk Based Capital			$30,258	$27,608
Total Net Risk Weighted Assets			$227,153	$191,441

	Regulatory Requirement:
	Minimum	Well Capitalized
Total Risk Based Capital Ratio	8.0%	10.0%	13.3%	14.4%
Tier 1 Capital Ratio	4.0%	6.0%	12.3%	13.3%
Leverage Ratio	4.0%	5.0%	9.9%	10.1%

Cash dividends of $851,862, or $.26 per weighted average common share, were declared and paid during 1999, up from $704,126, or $.22 per share during 1998, and $467,897, or $.16 per share in 1997. The ratios of cash dividends paid to net income for these years were 26.3%, 30.3% and 18.0%, respectively. Since the commencement of cash dividend payments in 1992, the SNB Board of Directors has consistently declared and paid dividends on a quarterly basis.

On June 1, 1996, a 100% stock split was issued and effected in the form of a dividend, and on September 25, 1997, a 25% stock split was issued and effected in the form of a dividend. Per share data for all periods presented has been retroactively restated to reflect the additional shares resulting from these stock splits.

Management is not aware of any trends, events, or uncertainties that will have, or that are reasonably likely to have a material impact on SNB's liquidity, capital resources, or operations. Further, management is aware of no current recommendations by regulatory authorities that, if they were to be implemented, would have such an effect.

Acquisition

On January 29, 1998, SNB entered into an Agreement and Plan of Merger with Crossroads Bancshares, Inc. in Perry, Georgia, pursuant to which Crossroads would be merged with and become a wholly owned subsidiary of SNB. On August 8, 1998, the merger was completed in a 100% stock pooling of interests transaction, and 846,743 shares of SNB common stock were issued to effect the merger. On June 3, 1999, the bank name was changed from Crossroads Bank to Security Bank of Houston County. SB-Houston operates four offices in Houston County - one in Perry, Georgia and three in Warner Robins, Georgia. The merger allowed SNB to establish an immediate presence in its primary targeted market for expansion. Houston County is included in the same Macon-Warner Robins metropolitan statistical area as SNB's principal Bibb County market. The Warner Robins Air Force Base is the largest employer in the middle Georgia area and helps to make the two counties a common market.

Expanded Coverage of Market Area

Bibb County:

As the company grows, it continues to add physical office locations and delivery channels to serve its existing middle Georgia market. SNB is adequately capitalized to meet all anticipated capital expenditure needs. During 1999, the company introduced an Internet banking product for its customers. In 1998 the Hartley Bridge Road branch was constructed and opened in southwest Bibb County by the lead bank. This is Security Bank's sixth full service location in Macon. Security Bank purchased an existing facility and opened its fifth full service office at 3945 Pio Nono Avenue in south Macon in August, 1997. Security Bank's existing Shurling Drive branch was relocated to a larger and more convenient major intersection at 614 Shurling Drive. In February 1997, the bank relocated its in-house data processing facility and operational support functions to a leased operations center on Riverside Drive near the bank's main office. Platformation and other improvements to the company's internal information technology were made in 1997. During 1996, a remote ATM/night depository facility was established on Forsyth Road in northwest Macon. In October, 1996, Security Bank converted its data processing software to a new advanced system. These additional fixed asset purchases were financed through the equity base and retained earnings of the company with no external borrowing.

Houston County:

During the first quarter of 2000, SB-Houston's fourth full service office in Houston County was established on Houston Lake Road in Warner Robins. In October 1997, prior to the SB-Houston merger, SB-Bibb made its first expansion move into neighboring Houston County. A mortgage loan production office was established in Warner Robins, Georgia under the management of a veteran mortgage originator from the area. In conjunction, the mortgage lending function was strengthened in Bibb County as well. The mortgage division in Houston County has now been relocated from leased space into the new branch office on Houston Lake Road.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

Information for all prior periods in the following discussion has been retroactively adjusted for the pooling of interests combination with Crossroads Bancshares, Inc., which occurred on August 8, 1998. All share and per share data have been restated to reflect a 25% stock split effected in the form of a dividend on September 25, 1997.

SNB's net income was $3,245,174, $2,326,967, and $2,607,379 for the years 1999, 1998 and 1997, respectively. Diluted earnings per share amounted to $0.96 in 1999, $0.69 in 1998, and $0.80 in 1997. The company's return on average assets amounted to 1.27% for 1999, 1.04% for 1998, and 1.30% for 1997. The return on average equity was 12.08%, 9.41%, and 12.17%, respectively. Earnings have returned to an upward trend after several factors decreased the earnings during 1998 and 1997. Among these factors were $532,484 in one-time pre-tax costs of the1998 acquisition in Houston County and associated name changes for the banks, the establishment of a more extensive branch network, and increased technological costs associated with setting up a multi-bank data processing center.

Net Interest Income

Net interest income (the difference between the interest earned on assets and the interest paid on deposits and liabilities) is the principal source of earnings for the company. SNB's average net interest rate margin, on a taxable equivalent basis, compares well with industry standards at 5.21% in 1999, 5.33% in 1998 and 5.38% in 1997. Net interest income before tax equivalency adjustments in 1999 amounted to $11,975,079, up 11.6% from $10,734,768 in 1998. The 1998 net interest income was up 11.5% from $9,624,365 posted in 1997.

The following table presents interest income, adjusted to a tax equivalent basis, interest expense and the resulting average net interest rate margins for the past three years.
TABLE 10
NET INTEREST INCOME
(In Thousands)	Years Ended December 31
	1999	1998	1997
Interest Income	$20,402	$18,630	$16,969
Taxable Equivalent Adjustment	199	228	269
Interest Income (1)	20,601	18,858	17,238
Interest Expense	8,427	7,895	7,345
Net Interest Income (1)	$12,174	$10,963	$9,893

	Years Ended December 31
	1999	1998	1997
	(As a % of Average Earning Assets)
Interest Income (1)	8.82%	9.17%	9.38%
Interest Expense	3.61%	3.84%	4.00%
Net Interest Rate Margin (1)	5.21%	5.33%	5.38%

(1) Reflects taxable equivalent adjustments using the statutory federal income tax rate of 34% in adjusting interest on tax-exempt securities to a fully taxable basis.

1999 compared to 1998:

Tax equivalent net interest income increased by $1,211,000 from 1998 to 1999. This significant increase in absolute dollars of margin in 1999 was driven by strong balance sheet growth. The average margin yield declined by 12 basis points, from 5.33% in 1998 to 5.21% in 1999. During the last half of 1999, the prime borrowing rate increased by 100 basis points, from 7.75% to 8.75% by year end. Management is pleased with the stability of the margin in spite of intense local competition on cut rate loan pricing.

Balances in average interest earning assets rose by 13.5% in 1999 over 1998. Growth in higher yielding loan balances accounted mainly for this increase. Average loan balances increased 19.4% and represented 75.1% of the average balance sheet in 1999, up from 71.8% of the average balance sheet in 1998. Investment securities and federal funds sold, on the other hand, were 16.3% of average 1999 assets, down from 20.2% during 1998. The overall yield on average interest earning assets, on a taxable equivalent basis, declined by 35 basis points from 9.17% in 1998 to 8.82% in 1999. The decline is attributed to a 64 basis point drop in average loan yields.

At the same time, the overall average cost of interest bearing liabilities has fallen 35 basis points, from 4.87% in 1998 to 4.52% in 1999. The mix of deposits has improved steadily over the past few years. The relative percentages of demand and low cost transaction accounts have increased. This is attributed to aggressive marketing in a period of flux for area super regional competition, growing consumer business due to the convenience of a larger branch network, and increases in business deposit relationships from larger commercial credit lines. Rates paid on interest bearing checking and savings accounts have trended downward over the periods to reflect current market pricing. The average cost of certificates of deposit also declined during 1999, after holding relatively steady for the previous three years.

1998 compared to 1997:

Most patterns are similar when comparing 1998 margin results to 1997. Tax equivalent net interest income increased by $1,070,000 from 1997 to 1998. The increase is attributed to significant balance sheet growth and improvements in balance sheet mix. The average margin yield declined by 5 basis points, from 5.38% in 1997 to 5.33% in 1998. Average interest earning assets rose by 11.9% in 1998 over 1997. Loans became a more dominant asset, representing 71.8% of the average balance sheet in 1998, up from 67.5% in 1997. Lower yielding investment securities and federal funds sold dropped to 20.2% of average 1998 assets, down from 23.9% during 1997. The mix of deposits improved during 1998 as well. The costlier certificates of deposit totaled 54.3% of average 1998 deposits, down from 56.4% in 1997.

The table on the following pages summarizes average balance sheets, interest and yield information on a taxable equivalent basis for the years ended December 31, 1999, 1998, 1997.

TABLE 11
AVERAGE BALANCE SHEETS, INTEREST AND YIELDS
(Tax equivalent basis, in thousands)

	Year Ended December 31, 1999			Year Ended December 31, 1998			Year Ended December 31, 1997
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS:
Loans, net of unearned income: (a) (b)
Taxable	$191,768	17,994	9.38%	$160,543	16,089	10.02%	$135,761	14,204	10.46
Tax exempt (c)	0	0	0.00	0	0	0.00	0	0	0.00
Net loans	191,768	17,994	9.38	160,543	16,121	10.02	135,761	14,204	10.52
Investment securities: (d)
Taxable	29,867	1,799	6.02	28,512	1,647	5.78	26,897	1,606	5.97
Tax exempt (c)	7,640	586	7.67	8,479	672	7.93	9,895	792	8.00
Total investment securities	37,507	2,385	6.36	36,991	2,319	6.27	36,792	2,398	6.52
Interest earning deposits	20	5	23.57	15	2	10.57	20	2	10.36
Federal funds sold	4,204	218	5.19	8,113	448	5.52	11,215	634	5.65

Total interest earning assets	233,499	20,601	8.82	205,662	18,858	9.17	183,788	17,238	9.38
Non-earning assets	21,912			18,027			17,343

Total assets	$255,411			$223,689			$201,131

	Year Ended December 31, 1999			Year Ended December 31, 1998			Year Ended December 31, 1997
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

LIABILITIES AND
STOCKHOLDERS' EQUITY:
Interest bearing demand deposits	$19,456	202	1.04	$17,707	278	1.57	$15,690	250	1.59
Money market accounts	32,151	1,175	3.66	28,799	1,107	3.84	24,721	939	3.80
Savings deposits	6,465	123	1.90	6,081	140	2.31	6,086	140	2.30
Time deposits of $100,000 or more	26,525	1,491	5.62	24,637	1,451	5.89	23,435	1,375	5.87
Other time deposits	93,182	5,022	5.39	79,268	4,602	5.81	74,951	4,444	5.93
Federal funds purchased and
repurchase agreements sold	4,518	213	4.71	2,083	106	5.11	486	24	4.98
Demand note U.S. Treasury	676	21	3.15	802	27	3.40	487	29	5.93
Other borrowed money-FHLB	3,340	167	4.99	2,461	164	6.67	1,612	124	7.71
Capital leases & mortgage debt	159	14	8.78	211	19	9.20	236	19	8.05
Total interest bearing liabilities	186,472	8,427	4.52	162,049	7,895	4.87	147,705	7,345	4.97

Non-int. bearing demand deposits	39,414			34,728			29,510
Other liabilities	2,663			2,138			2,597
Stockholders' equity	26,862			24,774			21,319
Total liabilities and
stockholders' equity	$255,411			$223,689			$201,131

Interest rate spread			4.30%			4.30%			4.41%
Net interest income		12,174			10,963			9,893
Net interest margin			5.21%			5.33%			5.38%

Notes to Table of Average Balance Sheets, Interest and Yields:
(a) Interest income includes loan fees as follows (in thousands): 1999-$908; 1998-$855, and 1997-$726.
(b) Average loans are shown net of unearned income. Nonaccrual loans are included.
(c) Reflects taxable equivalent adjustments using the statutory income tax rate of 34% in adjusting interest on tax exempt investment securities to a fully taxable basis. The taxable equivalent adjustment included in the table above amounts to
$199 for 1999, $228 for 1998, and $269 for 1997. (in thousands).
(d) Investment securities are stated at amortized or accreted cost.

The following tables provide a detailed analysis of the changes in interest income and interest expense due to changes in rate and volume for the year 1999 compared to the year 1998 and for the year 1998 compared to the year 1997.

TABLE 12
RATE / VOLUME ANALYSIS
(In thousands)	For the Years Ended December 31
	1999 Compared to 1998			1998 Compared to 1997
	Change Due To (a)			Change Due To (a)
			Net			Net
	Volume	Rate	Change	Volume	Rate	Change
INTEREST EARNED ON:
Taxable loans, net	$3,130	(1,226)	1,904	2,594	(708)	1,886
Tax exempt loans (b)	0	0	0	0	0	0
Taxable investment securities	78	73	152	96	(55)	41
Tax exempt investment securities (b)	(67)	(20)	(86)	(113)	(7)	(120)
Interest earning deposits	10	3	3	0	0	0
Federal funds sold	(216)	(14)	(229)	(175)	(11)	(186)

Total interest income	2,927	(1,184)	1,743	2,401	(781)	1,620

INTEREST PAID ON:
Interest bearing demand deposits	27	(104)	(76)	32	(4)	28
Money market accounts	129	(61)	68	155	13	168
Savings deposits	9	(26)	(18)	0	0	0
Time deposits of $100,000 or more	111	(71)	40	71	5	76
Other time deposits	808	(388)	420	256	(98)	158
Federal funds purchased
and repurchase agreements sold	124	(18)	106	79	3	82
Demand note U.S. Treasury	(4)	(2)	(6)	19	(20)	(2)
Other borrowed money-FHLB	59	(56)	2	65	(25)	40
Capital leases & mortgage debt	(5)	1	(5)	(2)	2	0

Total interest expense	1,258	(726)	532	675	(125)	550

Net interest income	$1,669	($457)	$1,212	$1,726	($657)	$1,069

(a) The change in interest due to both rate and volume has been allocated to the rate component.
(b) Reflects taxable equivalent adjustments using the statutory federal income tax rate of 34% in adjusting interest on tax exempt investment securities to a fully taxable basis.

Interest Rate Risk Management

The management of interest rate risk is the primary goal of SNB's asset/liability management function. SNB attempts to achieve consistent growth in net interest income while limiting volatility from changes in interest rates. Management seeks to accomplish this goal by balancing the maturity and repricing characteristics of various assets and liabilities. SNB's asset/ liability mix is sufficiently balanced so that the effect on net interest income of interest rate moves in either direction is not expected to be significant over time.

The principal tool used by SNB to measure its interest rate sensitivity is a cumulative gap analysis model that seeks to measure the repricing differentials, or gap, between rate sensitive assets and liabilities over various time horizons. Additionally, simulation modeling is used to estimate the impact on net interest income of overall repricing at various levels of increase or decrease in current market interest rates over a range of plus or minus 300 basis points. At December 31, 1999, the company estimates through simulation modeling that net interest income at its lead bank in Bibb County would decrease by ($90,419) if interest rates rose by 300 basis points, and increase by $155,321 if interest rates declined by 300 basis points.

The following table reflects the gap positions of SNB's consolidated balance sheet as of December 31, 1999 and 1998 at various repricing intervals. This gap analysis indicates that SNB's repricing abilities showed liability sensitive over a one-year time horizon at December 31, 1999 and December 31, 1998, with negative cumulative one-year gaps of (14.3%) at 1999 year-end and (3.1%) at 1998 year- end. The projected deposit repricing volumes reflect adjustments based on management's assumptions of the expected rate sensitivity to current market rates for core deposits without contractual maturity (i.e., interest bearing checking, savings and money market accounts). Adjustments are also made for callable investment securities in the bond portfolio to place these bonds in call date categories. Management believes that these adjustments allow for a more accurate profile of SNB's interest rate risk position. Management is of the opinion that the current degree of interest rate risk is acceptable and within policy parameters.
TABLE 13
INTEREST RATE SENSITIVITY
(In Thousands)	December 31, 1999
		Over 3	Over 1 year
	0 up to 3	up to 12	up to	Over 5
Amounts maturing or repricing:	months	months	5 years	years
Investment securities (a)	$6,221	$2,714	$21,241	$14,856
Loans, net of unearned income (b)	36,038	49,749	90,278	30,519
Other earning assets	6,156	0	0	0
Interest sensitive assets	48,415	52,463	111,519	45,375
Deposits	63,187	61,664	61,370	0
Other borrowings	9,740	3,084	3,000	0
Interest sensitive liabilities	72,927	64,748	64,370	0

Interest sensitivity gap	(24,512)	(12,285)	47,149	45,375
Cumulative interest sensitivity gap	($24,512)	($36,797)	$10,352	$55,727
Cumulative interest sensitivity gap as a percentage
of total interest sensitive assets	-9.5%	-14.3%	4.0%	21.6%
Cumulative interest sensitive assets as a percentage of cumulative interest sensitive liabilities	66.4%	73.3%	105.1%	127.6%

	December 31, 1998
		Over 3	Over 1 year
	0 up to 3	up to 12	up to	Over 5
Amounts maturing or repricing:	months	months	5 years	years
Investment securities (a)	$6,446	$10,793	$9,503	$12,259
Loans, net of unearned income (b)	43,671	38,422	79,475	17,130
Other earning assets	10,682	0	0	0
Interest sensitive assets	60,799	49,215	88,978	29,389
Deposits	58,553	55,191	53,331	0
Other borrowings	3,299	55	3,055	0
Interest sensitive liabilities	61,852	55,246	56,386	0

Interest sensitivity gap	(1,053)	(6,031)	32,592	29,389
Cumulative interest sensitivity gap	($1,053)	($7,084)	$25,508	$54,897
Cumulative interest sensitivity gap as a percentage
of total interest sensitive assets	-0.5%	-3.1%	11.2%	24.0%
Cumulative interest sensitive assets as a percentage
of cumulative interest sensitive liabilities	98.3%	94.0%	114.7%	131.6%

(a) Excludes the effect of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", consisting of a net unrealized loss of ($695) in 1999 and a net unrealized gain of $300 in 1998.

(b) Nonaccrual loans are excluded.

Provision for Loan Losses

The general nature of lending results in periodic charge offs, in spite of SNB's continuous loan review process, credit standards, and internal controls. Amounts of net loans charged off during 1999 and 1998, although higher than the company's recent history, are reasonable by industry standards. Net charge offs remained fairly constant from 1998 to 1999, which is exemplary given the growth of the loan portfolio over the same period. SNB incurred net charge offs of $478,891 during 1999, compared to $426,734 during 1998 and $403,589 in 1997. SNB expensed $736,000 in 1999, $636,000 in 1998, and $505,000 in 1997 for loan loss provisions. The reserve for loan losses on December 31, 1999 stood at 1.12% of outstanding net loans, compared to 1.16% and 1.28% at December 31, 1998 and 1997.

The provision for loan losses represents management's determination of the amount necessary to be transferred to the reserve for loan losses to maintain a level that it considers adequate in relation to the risk of future losses inherent in the loan portfolio. It is the policy of SNB's subsidiary banks to provide for exposure to losses principally through an ongoing loan review process. This review process is undertaken to ascertain any probable losses that must be charged off and to assess the risk characteristics of individually significant loans and of the portfolio in the aggregate. This review takes into consideration the judgments of the responsible lending officers and the Loan Committees of the banks' Boards of Directors, and also those of the regulatory agencies that review the loans as part of their regular examination process. During routine examinations of banks, the primary banking regulators may, from time to time, require additions to banks' provisions for loan losses and reserves for loan losses if the regulators' credit evaluations differ from those of management.

In addition to ongoing internal loan reviews and risk assessment, management uses other factors to judge the adequacy of the reserve including current economic conditions, loan loss experience, regulatory guidelines and current levels of nonperforming loans. Management believes that the $2,070,253 balance in the reserve for loan losses at December 31, 1999, and the $2,327,181 balance at December 31, 1998 were adequate to absorb known risks in the loan portfolio at those dates. No assurance can be given, however, that adverse economic conditions or other circumstances will not result in increased losses in the company's loan portfolio.

In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when the ultimate collectibility of all amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan becomes impaired, management calculates the impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral dependent, the fair value of the collateral is used to measure the amount of impairment. The amount of impairment and any subsequent changes are recorded, through a charge to earnings, as an adjustment to the reserve for loan losses. When management considers a loan, or a portion thereof, as uncollectible, it is charged against the reserve for loan losses.

The following tables summarize loans charged off, recoveries of loans previously charged off and additions to the reserve that have been charged to operating expense for the periods indicated. The company has no lease financing or foreign loans.

TABLE 14
RESERVE FOR LOAN LOSSES		Years Ended December 31
(In Thousands)	1999	1998	1997	1996	1995

Reserve for loan losses at
beginning of period	$2,070	$1,861	$1,759	$1,451	$1,402
Loans charged off during the period:
Commercial, financial and agricultural	131	35	295	75	12
Real estate-construction	0	58	0	0	0
Real estate-mortgage	25	200	150	53	164
Loans to individuals	431	204	243	90	67
Total loans charged off	587	497	688	218	243

Recoveries during the period of loans
previously charged off:
Commercial, financial and agricultural	49	36	205	124	23
Real estate-construction	0	0	0	0	0
Real estate-mortgage	5	3	9	37	25
Loans to individuals	54	31	71	45	25
Total loans recovered	108	70	285	206	73
Net loans charged off during the period	479	427	403	12	170

Additions to reserve-provision expense	736	636	505	320	219

Reserve for loan losses at end of period	$2,327	$2,070	$1,861	$1,759	$1,451

Reserve for loan losses to period end net loans	1.12%	1.16%	1.28%	1.42%	1.50%

Ratio of net loans charged off during the period to
average net loans outstanding during the period	0.25%	0.27%	0.30%	0.01%	0.19%

An allocation of the reserve for loan losses has been made according to the respective amounts deemed necessary to provide for the possibility of incurred losses within the various loan categories. The allocation is based primarily on previous charge off experience adjusted for risk characteristic changes among each category. Additional reserve amounts are allocated by evaluating the loss potential of individual loans that management has considered impaired. The reserve for loan loss allocation is based on subjective judgment and estimates, and therefore is not necessarily indicative of the specific amounts or loan categories in which charge offs may ultimately occur. The adoption of SFAS 114 in 1995 did not have a material effect on the consolidated financial statements and prior years have not been restated. The following table shows a five-year comparison of the allocation of the reserve for loan losses.

TABLE 15
ALLOCATION OF RESERVE FOR LOAN LOSSES
(In Thousands)
				December 31
	1999	1998		1997			1996		1995
	Reserve	% *	Reserve	% *	Reserve	% *	Reserve	% *	Reserve	% *
Balance at end of period applicable to:
Commercial, financial and agricultural	$332	21%	$279	21%	$265	24%	$264	20%	$239	20%
Real estate-construction	157	8%	124	10%	98	5%	66	8%	43	8%
Real estate-mortgage	733	63%	776	59%	726	61%	725	62%	599	62%
Loans to individuals	524	8%	373	10%	307	10%	264	10%	207	10%
Unallocated	581	-	518	-	465	-	440	-	363	-
Total reserve for loan losses	$2,327	100%	$2,070	100%	$1,861	100%	$1,759	100%	$1,451	100%

* Loan balance in each category expressed as a percentage of total end of period loans.

Asset Quality

Nonperforming assets consist of nonaccrual loans, loans restructured due to debtors' financial difficulties, loans past due 90 days or more as to interest or principal and still accruing, and real estate acquired through foreclosure and repossession. Nonaccrual loans are those loans on which recognition of interest income has been discontinued. Restructured loans generally allow for an extension of the original repayment period or a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower. Loans, whether secured or unsecured, are generally placed on nonaccrual status when principal and/or interest is 90 days or more past due, or sooner if it is known or expected that the collection of all principal and/or interest is unlikely. Any loan past due 90 days or more, if not classified as nonaccrual based on a determination of collectibility, is classified as a past due loan. Other real estate is initially recorded at the lower of cost or estimated market value at the date of acquisition. A provision for estimated losses is recorded when a subsequent decline in value occurs.

Nonperforming assets at December 31, 1999 amounted to $1,431,000, or 0.50% of total assets. This compares to $1,518,000 in nonperforming assets at December 31, 1998, which represented 0.60% of total assets. Nonperforming assets at December 31, 1997 were $1,871,000, or 0.86% of total assets. The reserve for loan losses has been maintained over time at levels that are more than sufficient to absorb the total amount of nonperforming assets.
TABLE 16
NONPERFORMING ASSETS
(In thousands)			December 31
	1999	1998	1997	1996	1995
Nonperforming loans:
Nonaccrual loans	$965	$594	$870	$702	$277
Restructured loans	0	0	0	0	0
Loans 90 days or more past due
and still accruing	341	203	123	545	10
Total nonperforming loans	1,306	797	993	1,247	287
Other real estate owned	125	721	878	639	545
Total nonperforming assets	$1,431	$1,518	$1,871	$1,886	$832

Nonperforming assets to total loans
and other real estate	0.69%	0.84%	1.28%	1.51%	0.85%
Reserve for loan losses
to nonperforming loans	178.18%	259.72%	187.41%	141.06%	505.57%

Year ended December 31, 1999:			Nonaccrual	Restructured	Total
Interest at contracted rates (a)			$ 65	$0	$ 65
Interest recorded as income			0	0	0
Reduction of interest income during 1999			$ 65	$0	$ 65

(a) Interest income that would have been recorded, if the loans had been current and in accordance with their original terms.

At December 31, 1999 and December 31, 1998, there were no other loans classified for regulatory purposes as loss or doubtful which are not included in the table above, but there were other loans classified for regulatory purposes as substandard or special mention which are not included in the table above. However, management is aware of no such substandard or special mention loans not included above which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which any information causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Noninterest Income

Noninterest income of $3,072,907 in 1999 represented a 20.1% increase from $2,557,810 recorded in 1998. Other service charges, commissions and fees increased $377,524, or 38.6%, primarily from fees earned on long term mortgages sold in the secondary market. Service charges on deposit accounts increased by $12,025, or 0.79%, between the two periods. The increase was due to growth in core transaction accounts. Other increases were recorded in volume driven income sources such as ATM fees.

Noninterest income in 1998 totaled $2,557,810, up 39.8% from $1,829,525 in 1997. Approximately 77% of the increase, or $570,000, is attributed to fees from the mortgage division that was established late in 1997. Other increases were realized in service charges on deposit accounts due to the strong growth in core deposits and increased fees collected for insufficient funds.

Noninterest Expense

Noninterest expense was $9,537,391 for the year 1999, up 6.6% from $8,946,668 in 1998. The banks continue to increase staff to strengthen the management team, add internal support positions and grow the mortgage division. Total salaries and benefits increased by $659,292, or 14.5%. Occupancy costs grew by 23.7%, or $282,299. The increase is attributed to operating and depreciation costs for new branches, ATM sites, and the mortgage office in Houston County. All other operating overhead decreased by ($350,868), or (10.9)%. In 1998, earnings were negatively impacted by costs associated with name changes for both banks, and by the SB-Houston conversion and merger.

Noninterest expense was $8,946,668 for the year 1998, up 25.7% from $7,118,654 in 1997. Over half of the increase is attributed to higher costs of salaries and benefits for a growing organization with added physical locations. Salaries and benefits increased by $937,366, or 26.0%, and occupancy costs rose by $148,363, or 14.2%. Other overhead expense increased $742,285, or 30.0%, primarily concerning the SB-Houston conversion and merger.

Income Tax Expense

SNB's consolidated federal and state income tax expense increased to $1,529,296 in 1999, up from $1,382,943 in 1998, and $1,222,857 in 1997. The effective tax rate was 32.0%, 37.3%, and 31.9% in 1999, 1998, and 1997, respectively. See Note 8 to SNB's consolidated financial statements for a detailed analysis of income taxes.

Inflation

Inflation impacts the financial condition and operating results of SNB. However, because most of the assets of the bank subsidiaries are monetary in nature, the effect is less significant compared to other commercial or industrial companies with heavy investments in inventories and fixed assets. Inflation influences the growth of total banking assets, which in turn produces a need for an increased equity capital base to support the growing banks. Inflation also influences interest rates and tends to raise the general level of salaries, operating costs and purchased services. SNB has not attempted to measure the effect of inflation on various types of income and expense due to difficulties in quantifying the impact. Management's awareness of inflationary effects has led to various operational strategies to cope with its impact. The banks engage in various asset / liability management strategies to control interest rate sensitivity and minimize exposure to interest rate risk. Prices for banking products and services are continually reviewed in relation to current costs, and overhead cost cutting is an ongoing task.

Forward-Looking Statements

Certain statements contained in the Company's annual report on Form 10-KSB that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, certain statements in future filings by SNB with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of SNB which are not statements of historical fact constitute forward-looking statements within the meaning of this Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of SNB or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes", "anticipates", "expects", "intends", "targeted", and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the strength of the U.S. economy in general and the strength of the local economies in which operations are conducted; (ii) the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; (iii) inflation, interest rate, market and monetary fluctuations; (iv) the timely development of and acceptance of new products and services and perceived overall value of these products and services by users; (v) changes in consumer spending, borrowing, and saving habits; (vi) technological changes; (vii) acquisitions; (viii) the ability to increase market share and control expenses; (ix) the effect of changes in laws and regulations (including laws and regulations concerning banking, taxes, securities and insurance) with which SNB and its subsidiaries must comply; (x) the effect of changes in accounting policies and practices, as adopted by the regulatory agencies as well as the Financial Accounting Standards Board; (xi) changes in SNB's organization, compensation, and benefit plans; (xii) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; and (xiii) the success of SNB at managing the risks involved in the foregoing.

Such forward-looking statements speak only as of the date on which such statements are made, and SNB undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.